
Mail Stop 3561

August 14, 2007

Mr. Bernard Briskin
Chief Executive Officer
Arden Group, Inc.
9595 Wilshire Boulevard
Beverly Hills, CA 90212

     Re: Arden Group, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2006
           Filed March 13, 2007
           File No. 0-09904

Dear Mr. Brisken:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           William Choi
           Branch Chief